FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, August 18, 2020

Ger. Gen. No. 16 / 2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby attach the following Significant Event, “Comunicato Stampa”, issued today by our ultimate parent company Enel S.p.A., which has increased its shareholding in Enel Américas S.A. Enel S.p.A. acquired American Depositary Shares (ADSs) and common shares, reaching 65% of the share capital of Enel Américas S.A., which is in line with what was previously announced to the market. More details can be found in the "Comunicato Stampa," attached. Please also find attached a translation into Spanish of the aforementioned "Comunicato Stampa."

Yours truly,

Mauricio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago, Bolsa de Valores (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Representante de Tenedores de Bonos (Local Bondholders Representative)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

Depósito Central de Valores SA (Central Securities Depositary)

Media Relations T +39 06 8305 5699 ufficiostampa@enel.com enel.com	Investor Relations T +39 06 8305 7975 investor.relations@enel.com enel.com

ENEL reaches 65% OF ENEL AMÉRICAS’ SHARE CAPITAL

  Enel has increased its shareholding in Enel Américas by an additional 2.7%, in line with Enel Group’s announced objective to increase its stake in the Group’s companies operating in South America, buying out minorities

Rome, August 18th, 2020 – Enel S.p.A. (“Enel”) has increased its stake in its Chilean subsidiary Enel Américas S.A. (“Enel Américas”) to 65% of the company’s share capital, by settling two share swap transactions (the “Swap Transactions”) entered into in April 2020 with a financial institution to acquire up to 2.7% of the share capital of Enel Américas, announced to the financial markets at the time.

Pursuant to the Swap Transactions, Enel has acquired:

•	1,432,455,895 shares of Enel Américas common stock; and
•	13,012,507 Enel Américas’ American depositary shares (“ADSs”), each representing 50 shares of Enel Américas common stock.

The above-mentioned securities represent, in the aggregate, 2.7% of Enel Américas’ share capital.

In accordance with the Swap Transactions, the total price paid for the shares of Enel Américas common stock and ADSs amounts to approximately 324 million US dollars, equal to around 275 million euros[1], and was funded through internal cash flow generation.

The above-mentioned transactions are in line with the Enel Group’s announced objective to increase its stake in the Group’s companies operating in South America, buying out minorities.

1 Based on exchange rates as of August 14th, 2020.

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.

Media Relations T +39 06 8305 5699 ufficiostampa@enel.com enel.com	Investor Relations T +39 06 8305 7975 investor.relations@enel.com enel.com

ENEL ALCANZA EL 65% DEL CAPITAL DE ENEL AMÉRICAS

  Enel ha aumentado su participación en Enel Américas en un 2,7% adicional, en línea con el objetivo anunciado del Grupo Enel de comprar participaciones de minoritarios en las compañías operativas en América del Sur.

Roma, 18 de agosto, 2020 – Enel S.p.A. (“Enel”) ha aumentado su participación en su filial chilena Enel Américas S.A. (“Enel Américas”) alcanzando un 65% del capital social de dicha compañía, a través de la liquidación de dos operaciones de swap de acciones (las “Transacciones de Swap”) celebradas en abril de 2020 con una institución financiera a través de las cuales se buscó adquirir hasta un 2,7% del capital social de Enel Américas, tal como se anunció al mercado en dicha oportunidad.

A través de las Transacciones de Swap, Enel ha adquirido:

•	1.432.455.895 acciones ordinarias de Enel Américas; y
•	13.012.507 American depositary shares (“ADSs”) de Enel Américas, cada uno representando 50 acciones ordinarias de Enel Américas;

Los valores arriba indicados representan, en el agregado, el 2,7% del capital social de Enel Américas.

De acuerdo con las Transacciones de Swap, el precio total pagado por las acciones ordinarias y ADS de Enel Américas asciende a aproximadamente US$ 324 millones, lo que equivale a alrededor de € 275 millones1 y se financió a través de la generación interna de flujo de efectivo.

Las transacciones mencionadas están en línea con el objetivo anunciado del Grupo Enel de comprar participaciones minoritarias en subsidiarias que operan en América del Sur.

1 De acuerdo a los tipos de cambios al 14 de agosto de 2020.

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: August 18, 2020